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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                            Westmoreland Coal Company
                                (Name of Issuer)

                          Common Stock, $2.50 par value
                         (Title of Class of Securities)

                                    960878106
                                 (CUSIP Number)

                              Martin Todtman, Esq.
                 Todtman, Young, Nachamie, Hendler & Spizz, P.C.
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 754-9400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 January 9, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)





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                                                              Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 960878106
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Wynnefield Partners Small Cap Value, L.P. - 13-3688497

-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)                                      [X]
                                   (b)                                      [ ]

-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                            [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             482,700 See Item 5
                        -------------------------------------------------------
NUMBER                  8)   SHARED VOTING POWER
OF                           None.
SHARES                  -------------------------------------------------------
BENEFICIALLY            9)   SOLE DISPOSITIVE POWER
OWNED BY                     482,700 See Item 5
EACH                    -------------------------------------------------------
REPORTING               10)  SHARED DISPOSITIVE POWER
PERSON                       None.
WITH

-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       482,700   See Item 5
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
      SHARES
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.93%   See Item 5
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
      PN

                                Page 2 of 6 pages




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                                                              Page 3 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 960878106
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Channel Partnership II, L.P. - 22-3215653
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                  (a)                                       [X]
                                  (b)                                       [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY
-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             10,000 See Item 5
                        -------------------------------------------------------
NUMBER                  8)   SHARED VOTING POWER
OF                           None.
SHARES                  -------------------------------------------------------
BENEFICIALLY            9)   SOLE DISPOSITIVE POWER
OWNED BY                     10,000 See Item 5
EACH                    -------------------------------------------------------
REPORTING               10)  SHARED DISPOSITIVE POWER
PERSON                       None.
WITH

-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,000  See Item 5
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.14%   See Item 5
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
      PN

                                Page 3 of 6 pages



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                                                               Page 4 of 6 Pages

ITEM 1.         SECURITY AND ISSUER.

    This Statement relates to shares of common stock, par value $2.50 per share (the "Shares"), of Westmoreland Coal Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14th floor, 2 North Cascade Avenue, Colorado Springs, Colorado 80903.

ITEM 2.         IDENTITY AND BACKGROUND.

    This statement is being filed by Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of the State of Delaware (the "Partnership"), on behalf of the Partnership and Channel Partnership II, L.P., a partnership formed under the laws of the State of New York ("Channel"), which owns 10,000 shares of the Issuer ("Channel" and "Partnership" are referred to as the "Reporting Person"). The principal business of the Reporting Person is investments and the address of its principal offices is One Penn Plaza, Suite 4720, New York, New York 10119.

    Nelson Obus and Joshua Landes are the general partners of the Partnership and their principal business address is the same as the Partnership's. The principal occupations of Messrs. Obus and Landes are acting as the general partners and managing investments of the Partnership. Mr. Obus is also the general partner of Channel.

    During the past five years, neither the Partnership, Channel, Mr. Obus nor Mr. Landes (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    Messrs. Obus and Landes are citizens of the United States.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    482,700 Shares of the Issuer were purchased by the Partnership for cash aggregating $676,279.40, including commissions. The cash was provided from the working capital of the Partnership. 10,000 Shares of the Issuer were purchased by Channel for cash aggregating $34,030.50, including commissions, which was provided from its working capital.

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                                                               Page 5 of 6 Pages

ITEM 4.         PURPOSE OF TRANSACTION.

    All 492,700 Shares of the Issuer were purchased for investment purposes.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

    (a) The Partnership owns 482,700 Shares and Channel owns 10,000 Shares of the Issuer (together, the "Securities"). The Securities represent approximately 7.07% of the common stock of the Issuer outstanding as of October 31, 1996, based on the Issuer's Form 10-Q for the quarterly period ended September 30, 1996.

    (b) Messrs. Obus and Landes, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale of, the Securities held by the Partnership. Messrs. Obus and Landes, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities or any dividends paid with respect to the Securities held by the Partnership. Mr. Obus has the same such powers with respect to the Securities held by Channel.

    (c) On December 20, 1996, the Partnership purchased 30,000 Shares of the Issuer for a price of $1.405 per Share. On January 9, 1997, the Partnership purchased 300,000 Shares of the Issuer for a price of $.50 per Share.

Channel has not purchased any Shares of the Issuer within the past 60 days.

ITEM     6.  CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
             RESPECT TO SECURITIES OF THE ISSUER.

    Neither the Partnership, Channel, Mr. Obus nor Mr. Landes has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to contingency, the occurrence of which would give another person voting or investment power over the Securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
    None.

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                                                               Page 6 of 6 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 1997            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.



                                   By:    /s/ Nelson Obus
                                      ----------------------------
                                      Nelson Obus, General Partner

                                   CHANNEL PARTNERSHIP II, L.P.

                                   By:    /s/ Nelson Obus
                                      ----------------------------
                                      Nelson Obus, General Partner










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